FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April 2004

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F     ✓       Form 40-F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No    ✓

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                   ]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou

(Registrant)

Date: 22nd April, 2004	Efstratios-Georgios (Takis) Arapoglou Chairman-Governor

PRESS RELEASE

April 22, 2004

Meeting of the Board of Directors of National Bank of Greece

The Board of Directors of the National Bank of Greece at today’s meeting unanimously elected new Board members to replace those who have resigned. Following the election of the new members, the composition of the Board of Directors of the Bank is as follows:

Executive Members:

Takis (Efstratios-Georgios) Arapoglou	Chairman and Governor

Ioannis Pechlivanidis	Deputy Governor

Non-Executive Members:

H.E. The Metropolitan of Ioannina Theoklitos

Stefanos Vavalidis	Member of the Board of Directors of the European Bank for Reconstruction and Development (EBRD)
Ioannis Giannidis	Professor — University of Athens Law School
Dimitrios Daskalopoulos	Chairman and Managing Director DELTA S.A., Vice Chairman — Federation of Greek Industrialists
Nikolaos Efthimiou	Chairman – Union of Greek Shipowners
Georgios Lanaras	Shipowner
Ioannis Panagopoulos	Employees’ representative (NBG)
Stefanos Pantzopoulos	Consultant – Former Auditor
Constantinos Pilarinos	Economist – General Manager for Economics and Technical Services for the Greek Church
Drakoulis Fountoukakos	Chairman – Athens Chamber of Commerce and Industry
Georgios Athanassopoulos	Employees’ Representative (NBG)

Independent Non-Executive Members:

Panagiotis Lambropoulos	Merchant
Ploutarchos Sakellaris	Professor – University of Athens and Chairman of the Council of Economic Advisors

The Board of Directors also approved the new management structure of the Bank and revised the organizational framework of the General Managers. Specifically, the following were elected General Managers for Lines of Business: Messrs. A. Tourkolias, I. Filos, P. Christodoulou; and General Managers for Operations and Support: A. Karampelas, A. Thomopoulos, A. Leopoulos, P. Mylonas, M. Oratis, G. Paschas, and A. Triantafillidis.

Finally, the Board of Directors has decided to hold its Annual General Meeting of Shareholders of the Bank on Tuesday, 18th May 2004 at 12:00 noon. The items for discussion comprise, among others, the following:

•	Approval of the Financial Statements of the Bank for the year 2003 and the distribution of a dividend of € 0.65 per share.

•	Increase in the Bank’s share capital with the capitalization of reserves from the revaluation of buildings and real estate in accordance with Article 15 of Law 3229/2004 with the issuance of new shares in favor of existing Shareholders with a ratio of 3:10.

•	Approval of a share buyback program in accordance with Article 16, par. 5 et sec. of Cod. Law 2190/1920, the special terms of which will be determined at a forthcoming meeting of the Board of Directors as required by law.

•	Amendment of articles of the Articles of Association of the Bank to be in line with the new management structure which foresees a Chief Executive Officer in the place of the Governor and a Deputy Chief Executive Officer in the place of the Deputy Governor.

INVITATION TO THE BANK’S ORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON TUESDAY, 18TH MAY 2004, AT 12.00 NOON

Pursuant to the provisions for Sociétés Anonymes (Cod. Law 2190/1920) and for dematerialized shares (Law 2396/96), to the Bank’s Articles of Association (Article 11) and following the National Bank’s Board of Directors’ resolution dated 22nd April 2004, the Shareholders of banking Société Anonyme National Bank of Greece S.A., whose registered office is at Eolou 86, Athens, Greece, are invited to the Bank’s Ordinary General Meeting to be held at 12:00 noon on Tuesday, 18th May 2004, at Eolou 93, (Megaro Melas), Athens, with the following agenda:

1.	Submission for approval of the Board of Directors’ and the Auditors’ Reports on the annual financial statements for the financial year 2003 (i.e. 1 January 2003 – 31 December 2003).

2.	Submission for approval of the annual financial statements for the year 2003 (i.e. 1 January 2003 – 31 December 2003). Approval of dividend.

3.	Submission for approval of the transitory balance sheets (for the period 1 January 2003 – 30 September 2003) of the following companies that merged with National Bank of Greece:
a. Hellenic Hotel Tourist and Consulting Enterprises S.A.
b. Société Nationale Consultante Foncière et Touristique S.A.
c. Olympias Tourism Hotels S.A.

4.	Discharge of the members of the Board of Directors and the Auditors of the National Bank of Greece and the following merged companies:
a. Hellenic Hotel Tourist and Consulting Enterprises S.A.
b. Société Nationale Consultante Foncière et Touristique S.A.
c. Olympias Tourism Hotels S.A.
from any liability for indemnity regarding the Bank’s annual financial statements and management for the year 2003 (i.e. 1 January 2003 – 31 December 2003).

5.	Approval of the election of Board members, that was undertaken by a decision of the Board of Directors, to replace those members who are deceased or have resigned.

6.	Approval of the remuneration received by the Bank’s Board of Directors for the financial year 2003 (pursuant to Cod. Law 2190/1920 Article 24, Paragraph 2), and determination of their remuneration for the year 2004.

7.	Determination of the remuneration of non-executive members of the Board of Directors in their capacity as members of the Audit Committee for the year 2004.

8.	Approval of members of the Board of Directors’, General Managers’ and Managers’ participation in the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals (as per Cod. Law 2190/1920, Article 23, par. 1 and Article 30, par. 1 of the Bank’s Articles of Association).

9.	Election of a new Board of Directors. Determination of its independent non-executive members.

10.	Election of regular and substitute Certified Auditors for the purposes of the audit of the Bank’s financial statements and the Group’s consolidated financial statements for the year 2004, as well the determination of their remuneration and compensation.

11.	Increase in the Bank’s share capital through the capitalization of reserves from the revaluation of buildings, installations and real estate and other reserves in accordance with Article 15 of Law 3229/2004, through the issuance of 76,517,426 new shares with a nominal value of € 4.50 per share in favor of the Bank’s existing Shareholders, with a ratio of 3 new shares for every 10 existing shares. Settlement of fractional rights. Amendment of Articles 4 and 39 of the Bank’s Articles of Association to reflect the capital increase.

12.	Approval of program to purchase the Bank’s own shares in accordance with Article 16, par. 5 et sec. of Cod. Law 2190/1920.

13.	Announcement of the reorganization of the management structure of the Bank and the responsibilities of General Managers.

14.	Amendment to Articles 18, 21, 22, 23, 24, 27, 30 and 41 of the Articles of Association of the Bank.

15.	Announcements and other business.

According to the law and the Bank’s Articles of Association, Shareholders who wish to participate in the General Meeting in person or by proxy are requested to proceed as follows:

1.	Shareholders of dematerialized shares not held in the Special Securities Account with the Central Securities Depository S.A. should have their shares blocked, in all or in part, via their Securities Account Operators. Shareholders will subsequently submit the relevant certification, issued by the Central Securities Depository S.A. and supplied to them by their Securities Account Operators to the Bank (Head Office, network branches or the Shareholders Department at Eolou 93, Athens) at least five (5) days before the date of the General Meeting (i.e. up to and including Wednesday 12th May 2004).

2.	Shareholders of dematerialized shares which are held with the Central Securities Depository S.A. in a Special Securities Account should have their shares blocked, in all or in part, directly through the Central Securities Depository S.A., by written declaration; the relevant certification issued to the Shareholders by the above-mentioned institution will subsequently be submitted by them to the Bank (Head Office, network branches or the Shareholders Department at Eolou 93, Athens) at least five (5) days before the date of the General Meeting (i.e. up to and including Wednesday, 12th May 2004).

3.	Shareholders of non-dematerialized shares or depository documents will have to deposit them with the Bank (Head Office and Branches), or with the Deposit and Loans Fund or with any banking corporation in Greece at least five (5) days before the General Meeting (i.e. by Wednesday, 12th May 2004). Shareholders abroad should deposit their shares in any local NBG Unit (Branch or Representative Office), as applicable, otherwise with any other accredited Bank. They should also ensure that the relevant share deposit receipts are submitted to the Bank by the above deadline.

Shareholders who are legal entities are further required to submit their legalization documents to the Bank, according to the law, within the same time limits as above, unless they have already supplied them to an NBG Unit, in which case they need only specify in their proxy the NBG Unit with which their documents are held.

In the event that Shareholders wish to be represented by proxy, their representation documents should also be submitted to the Bank by Wednesday 12th May 2004.

For their convenience, Shareholders who wish to participate in the General Meeting are also offered the option to authorize the Bank to block their shares on their behalf, in which case they are requested to contact the Shareholders Department (Tel. Nos. +30 210 334 3414/16/21/24/26/28/60/94, and Fax. Nos. +30 210 334 3404/06/10).

Athens, 22nd April 2004
By order of the Board of Directors